EXHIBIT A

TWO ROADS SHARED TRUST

CLASS C

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended: July 10, 2015

Fund Name	Distribution Fee Rate	Servicing Fee Rate
Modern Technology Fund	0.75%	0.25%
LJM Preservation and Growth Fund	0.75%	0.25%
Anfield Universal Fixed Income Fund	0.75%	0.25%
Superfund Managed Futures Strategy Fund	0.75%	0.25%
West Shore Real Return Income Fund	0.75%	0.25%
Larkin Point Equity Preservation Fund	0.75%	0.25%
Conductor Global Fund	0.75%	0.25%
Fortunatus Protactical Small Cap Index Fund	0.75%	0.25%
Affinity Small Cap Fund	0.75%	0.25%
Hanlon Managed Income Fund	0.75%	0.25%
Hanlon Tactical Dividend Momentum Fund	0.75%	0.25%
E Fund China A Enhanced Equity Fund	0.75%	0.25%
E Fund RQFII China Total Return Bond Fund	0.75%	0.25%